test

Q&A
•
What was announced today?
•
What is the timing?
•
As an OPNET employee, what does this mean for me?
Filed under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Filing by: OPNET Technologies, Inc.
Subject Company: OPNET Technologies, Inc.
SEC File No.: 000-30931
OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

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Q&A
•
Does Riverbed plan to make any headcount reductions at
OPNET? Will I still have my job?
•
What are Riverbed’s plans for the OPNET offices?
•
Will my compensation change?
•
Will my reporting relationships change?
OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

test

Q&A
•
Can you provide a little background on Riverbed?
•
Why is Riverbed buying OPNET?  How does Riverbed
benefit from the acquisition?
•
What does the acquisition bring to OPNET?
OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

test

Q&A
•
Will my benefits change?
•
Will my payroll dates change?
•
Do I still benefit from my tenure with OPNET?
•
What happens to my unused vacation hours when the
acquisition completes?
•
I work from a home/remote office.  What is the Riverbed
policy for remote work?
•
What happens to staff on H1-Bs or waiting for Green
Cards?  Will there be any impact on travel?
OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

test

Q&A
•
Are there any restrictions to buying and selling OPNET or
Riverbed shares?
•
I participate in the OPNET ESPP, how does this affect
me?
OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

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Q&A
•
I am on support and the customer is asking about this.  What should I say?
•
If an organization is considering a Riverbed Cascade or OPNET product purchase today, should they wait until the companies are better integrated?
•
Will the features customers have asked for still show up in OPNET products?
•
Will OPNET products be merged with Riverbed Cascade products, and if so, when?
•
I am in the middle of competing with Cascade in a sales case – what should I do?
•
Will OPNET staff be involved in selling non-OPNET products after the merger is complete?
•
An OPNET partner is asking about this.  What should I say?
•
What if my questions are not answered?
OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

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The exchange offer for the outstanding common stock of OPNET Technologies, Inc. (“OPNET”) referred to in this communication has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET. OPNET stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Riverbed Technology, Inc. (“Riverbed”) will file exchange offer materials with the U.S. Securities and Exchange Commission and OPNET will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a
Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Securities and
Exchange Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Riverbed by mail to Riverbed Technologies, Inc., 199 Fremont Street, San Francisco,
CA 94105, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by OPNET by mail to OPNET Technologies, Inc., 7255 Woodmont Avenue, Bethesda, Maryland 20814-7900, attention: Investor Relations.
Additional Information and Where to Find It
Interests of Certain Persons in the Offer and the Merger
Riverbed will be, and certain other persons may be, soliciting OPNET stockholders to tender their shares into the exchange offer.
The directors and executive officers of Riverbed and the directors and executive officers of OPNET may be deemed to be participants in Riverbed’s solicitation of OPNET’s stockholders to tender their shares into the exchange offer.
Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Riverbed and OPNET in the exchange offer by reading the Prospectus and certain other offer documents, as well as the
Solicitation/Recommendation Statement, when they become available.
OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.